As filed with the Securities and Exchange Commission on September 1, 2006
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO-I/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 2 (Final Amendment)
GLADSTONE COMMERCIAL CORPORATION
(Name of Subject Company—Issuer and Filing Person—Offeror)
OPTIONS TO PURCHASE COMMON STOCK,
PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
376535 10 8
(CUSIP Number of Class of Securities)
DAVID GLADSTONE
CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
GLADSTONE COMMERCIAL CORPORATION
1521 WESTBRANCH DRIVE, SUITE 200
MCLEAN, VIRGINIA 22102
TELEPHONE: (703) 287-5800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)
Copies to:
DARREN K. DESTEFANO
COOLEY GODWARD LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER
11951 FREEDOM DRIVE
RESTON, VIRGINIA 20190
TELEPHONE: (703) 456-8000
☐ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:
      ☐ Third-party tender offer subject to Rule 14d-1.
      ☑ Issuer tender offer subject to Rule 13e-4.
      ☐ Going-private transaction subject to Rule 13e-3.
      ☐ Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: ☑
Gladstone Commercial Corporation, a Maryland corporation (the “Company”), hereby amends and supplements the Tender Offer Statement on Schedule TO of the Company originally filed on July 12, 2006, as amended by Amendment No. 1 to the Schedule TO filed on August 15, 2006 (the “First Amendment”), with respect to the offer by the Company to amend the terms of all stock options currently outstanding (the “Options”) under the Company’s 2003 Equity Incentive Plan, as amended, to accelerate the expiration date of the Options to December 31, 2006, upon the terms and subject to the conditions contained in the Offer to Amend Options dated July 12, 2006, as amended by the Supplement to Offer to Amend Options, and the related Letters of Transmittal, Summary of Terms of Offer to Amend Options, Form of Election Form, Form of Notice of Change in Election from Accept to Reject, Form of Notice of Change in Election from Reject to Accept, Form of Confirmation of Amendment of Options and Form of Electronic Communication — Reminder (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were filed as exhibits to the Schedule TO, the First Amendment or this amendment to Schedule TO.
The Schedule TO is hereby amended and supplemented by adding the following:
All of the executive officers and directors of the Company and the employees of the Company’s external investment adviser, Gladstone Management Corporation, who hold stock options accepted the Offer, prior to its expiration at 5:00 p.m., Eastern Time, on August 31, 2006. As a result, all outstanding Options have been amended to accelerate their expiration dates to December 31, 2006.
Reference is hereby made to the press release issued by the Company on September 1, 2006 announcing the results of the Offer, a copy of which is incorporated herein as Exhibit 99.(a)(1)(U).

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER		DESCRIPTION
99.(a)(1)(A)	*	Offer to Amend Options, dated July 12, 2006, as amended.

99.(a)(1)(B)	*	Form of Electronic Letter of Transmittal, dated July 12, 2006.

99.(a)(1)(C)	*	Summary of Terms of Offer to Amend Options.

99.(a)(1)(D)	*	Form of Election Form.

99.(a)(1)(E)	*	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)	*	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)	*	Form of Confirmation of Amendment of Options.

99.(a)(1)(H)	*	Form of Electronic Communication — Reminder.

99.(a)(1)(I)	*	Press Release, dated July 12, 2006, entitled “Gladstone Commercial Corporation Announces Offer to Amend Stock Options.”

99.(a)(1)(J)		Gladstone Commercial Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on February 28, 2006 and incorporated herein by reference.

99.(a)(1)(K)		Gladstone Commercial Corporation Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the Securities and Exchange Commission on May 2, 2006, and incorporated herein by reference.

99.(a)(1)(L)		Gladstone Commercial Corporation Current Report on Form 8-K dated January 18, 2006, filed with the Securities and Exchange Commission on January 19, 2006, and incorporated herein by reference.

99.(a)(1)(M)		Gladstone Commercial Corporation Current Report on Form 8-K dated January 26, 2006, filed with the Securities and Exchange Commission on February 1, 2006, and incorporated herein by reference.

99.(a)(1)(N)		Gladstone Commercial Corporation Current Report on Form 8-K dated February 21, 2006, filed with the Securities and Exchange Commission on December 16, 2005, and amended on February 24, 2006, and incorporated herein by reference.

99.(a)(1)(O)		Gladstone Commercial Corporation Current Report on Form 8-K dated March 17, 2006, filed with the Securities and Exchange Commission on March 22, 2006, and incorporated herein by reference.

99.(a)(1)(P)		Gladstone Commercial Corporation Current Report on Form 8-K dated June 29, 2006, filed with the Securities and Exchange Commission on June 30, 2006, and incorporated herein by reference.

EXHIBIT
NUMBER		DESCRIPTION
99.(a)(1)(Q)		Definitive Schedule 14A relating to the Gladstone Commercial Corporation 2006 Annual Meeting of Stockholders held on May 24, 2006, filed with the Securities and Exchange Commission on March 24, 2006, and incorporated herein by reference.

99.(a)(1)(R)		Gladstone Commercial Corporation Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the Securities and Exchange Commission on August 8, 2006, and incorporated herein by reference.

99.(a)(1)(S)	*	Supplement to Offer to Amend Options, dated August 15, 2006.

99.(a)(1)(T)	*	Form of Electronic Letter of Transmittal, dated August 15, 2006.

99.(a)(1)(U)		Press Release, dated September 1, 2006, entitled “Gladstone Commercial Corporation Announces Optionees Acceptance to Amend Stock Options,” incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2006.

99.(b)		Not applicable.

99.(d)(1)		2003 Equity Incentive Plan, as amended, filed with the Securities and Exchange Commission as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form S-11 (333-106024) filed on July 22, 2003, and incorporated herein by reference.

99.(d)(2)		Amendment No. 2 to the 2003 Equity Incentive Plan, as amended, filed with the Securities and Exchange Commission as an exhibit to the Company’s Form 10-K (File No. 000-50363) filed on March 8, 2005, and incorporated herein by reference.

99.(g)		Not applicable.

99.(h)		Not applicable.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2006

GLADSTONE COMMERCIAL CORPORATION

By:	/s/ David Gladstone

Name:	David Gladstone
Title:	Chief Executive Officer and Chairman of the Board